Issuer Free Writing Prospectus dated, August 8, 2023

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated July 7, 2023

Registration Statement No. 333-271525

SOLOWIN HOLDINGS CORPORATE PRESENTAION Issuer Free Writing Prospectus dated, August [ ] , 2023 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated July 7, 2023 Registration Statement No. 333 - 271525

This free writing prospectus relates to the proposed public offering of o rdinary shares (“Ordinary Shares”) of Solowin Holdings (“we”, “us”, or “our”) and should be read together with the registration statement on form F - 1, as amended (File No.: 333 - 271525)(the “Registration Statement”) we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/1959224/000121390023055537/ea179802 - f1a3_solowinhold.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http:// www.sec.gov . Alternatively, we or our underwriter will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact EF Hutton, division of Benchmark Investments, LLC, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or by calling +1(212) 404 - 7002, by email at syndicate@efhuttongroup.com , or contact Solowin Holdings via email ir@solomonwin.com.hk . 2 Free Writing Prospectus Statement

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on informat ion currently available to us. All statements other than statements of historical facts are forward - looking statements. The forward - looking st atements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may c aus e our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, perfo rma nce or achievements expressed or implied by these forward - looking statements. Forward - looking statements include, but are not limited to, statements about: our goals and strategies; our future business development, financial condition and results of operations; expected changes in our revenue, costs or expenditure; our expectations regarding demand for and market acceptance of our products and services; competition in our industry; and government policies and regulations relating to our industry. In some cases, you can identify forward - looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology . These statements are only predictions . You should not place undue reliance on forward - looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results . Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the prospectus contained in the Registration Statement . If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward - looking statements . No forward - looking statement is a guarantee of future performance . This presentation also contains certain data and information, which we obtained from various government and private publications . Although we believe that the publications and reports are reliable, we have not independently verified the data . Statistical data in these publications includes projections that are based on a number of assumptions . If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward - looking statements in this presentation, whether as a result of new information, future events or otherwise, except as required by law . 3 Forward - Looking Statement

Issuer SOLOWIN HOLDINGS Proposed Listing/Symbol Nasdaq Capital Market: SWIN Offering Type Initial Public Offering Securities Offered 2,500,000 Ordinary Shares, or 2,875,000 Ordinary Shares if the underwriters exercise their over - allotment option in full * Price Range $4.00 to $6.00 per Ordinary Share Offering Size Approximately $10.0 million (excluding over - allotment option) Use of Proceeds • Approximately 30% t o fund the expansion of business, including enhancing the Solomon Pro application • Approximately 25% to strengthen investment advisory business by recruiting additional experienced professional staff • Approximately 20% to fund the increasing HKSFC capital requirements proportion to the enlarged client base and increase of client assets, to develop margin financing business • Approximately 20% to fund the brand promotion as well as hiring of additional sales and marketing personnel • Approximately 5% to adopt employee incentive plan and otherwise improve employees benefits Underwriter EF Hutton, division of Benchmark Investments, LLC *Assuming the initial public offering price of $4.00 per share. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 4 Offering Summary

Investment Highlights Experienced management and talented team Provide state - of - the - art account opening technology & superior user experience for clients Well positioned in a fast - growing financial service segment with substantial growth demand Offer a diversified product portfolio for trading in global financial markets • O nline platform to trade a variety of financial products in different geographical regions, including Hong Kong equity, US equity, and China A shares, ETFs, warrants, and callable bull/bear contracts • I ntend to enter into more equity markets, including Singapore, the United Kingdom, and Japan • Solomon Pro is an app accessible via any mobile device, tablet, or desktop and is designed to be secure and simple to use , with a bilingual user interface and fast and efficient order execution to provide a great user experience • O ne of the few Chinese investor - focused online trading platforms that offer a diverse range of products and services to be well positioned to capitalize on the opportunities created by this expansion • The majority of the team members have more than 12 years of experience in the finance and technology industries , with significant expertise in developing corporate strategies, monitoring compliance, decision making, credit risk management, and day - to - day operations See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 5

Company Overview • License from HKSFC Type 1 (Dealing in Securities) • 14% o f Total Revenue* Securities related Services • License from HKSFC Type 4 (Advising on Securities) • 56% of Total Revenue* Investment Advisory Services • License from HKSFC Type 9 (Asset Management) • 9% of Total Revenue* Asset Management Services • License from HKSFC Type 6 (Advising on Corporate Finance) • 21% of Total Revenue * Corporate Consultancy Services We are one of the few Chinese investor - focused, versatile securities brokerage companies in Hong Kong and offer a wide spectrum of products and services through advanced and secured one - stop electronic platform. We are engaged in providing Type 1/4/6/9 regulated activitie s in Hong Kong. Note: Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. As a holding company with no material operations of its own, Solowin conducts its operations primarily through its wholly owned su bsi diary, Solomon JFZ, a limited liability corporation incorporated in Hong Kong. *For the year ended March 31, 2023 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 6

Securities Related Services Global Market Trading See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 7 5+ stock exchanges 20,000+ No. of registered users* 10,000+ listed securities & derivative products 15,400+ No. of clients* *As of March 31, 2023

Customers

Clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand.

CAGR 320%

Client Base Increasement from FY2020 to FY2023

Client	Number *
• Users: Registered on the Platform	• 20,000+
• Clients: Opened Accounts on the Platform	• 15,400+

Concentration of Revenue*



30%
13%
13%
11%
11%
22%
Largest customer
2nd largest customer
3rd largest customer
4th largest customer
5th largest customer
Other

The concentration of revenues from the top five customers was 78% and 84% for fiscal year 2023 and 2022, respectively.



Solomon Pro Trading Platform

*As of March 31, 2023

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Securities Related Services

Type 1 (Dealing in Securities) Services Provided

- ✓ Online Account Opening and KYC
- ✓ Trading
- ✓ Clearing & Settlement
- ✓ Market Data & Information Services
- ✓ Social Interaction Functions & Community
- ✓ Margin Financing & IPO Subscription
- ✓ IPO Financing
- ✓ IPO Underwriting

Securities related Services Fee Structure

Types	Fees
Trading Fee (HK Market and Pre-IPO Market)	0.1%
Trading Fee (A-Share Northbound Stock Connect)	0.1%
Trading Fee (US Market)	0.2%
IPO Subscription Fee (HK Market)	HKD10/100/120
Custodian Service Fees	Vary
Overdue Balance Interest Charges (HKD/RMB/USD)	10.375%
Other Fees	Vary

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Types Fees Percentage fee based on Client’s AUM 1% - 2.5% of Client’s AUM Flat Fees USD 100,000 - USD 500,000 per month Hourly Rates $100/hour to $300/hour according to advisor experiences Investment Advisory Services We provide investment advisory services to individuals, corporations and third - party fund managers. Investment advisory services to individuals and corporations can be tailored with not only investment plans that take into account the client’s history, current financial situation, risk acceptance, and investment goals, but also selective fee structures. Investment advisory services to third - party private equity fund managers providing total solutions for fund establishment, assisting with transactions, custody, liquidation, valuation, risk control, as well as post - establishment services . Managed Fund Fee Structures Type 4 (Advising on Securities) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 10 ▪ Investment Advisory Service ▪ Investor Relationship Management

Asset Management Services

SOLOWIN

Type 9 (Asset Management)

Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetite and to preserve and enhance the value of their assets.

Managed Fund Fee Structures

Types	Fees
Fund Subscription Fee	Ranging from 1%-5% based on Redemption proceeds
Fund Management Fee	Based on the managed NAV, for a monthly Min. $2,500 or 2% of the NAV annually
Performance Fee	Based in part upon unrealized gains /losses, 20% of the performance during the Performance Period above the High Water Mark

Development of Funds Managed in AUM



USD: '000
As of 31 March, 2023
AS of 30 September, 2022
AS of 31 March, 2022
As of 30 September, 2021
0
1,000
2,000
3,000
4,000
5,000
6,000

	As of 30 September, 2021	AS of 31 March, 2022	AS of 30 September, 2022	As of 31 March, 2023
Solomon Capital SP9-Equity investment		594,381	1,162,187	5,555,884
Grow World LPF-Pre-IPO/IPO investment		1,614,557	1,485,495	1,050,869
Blue Tulip Capital SP-US stock quantitative investment	912,888	3,595,482	4,001,395	3,552,876
Solomon Capital SP2-HK/US stock	959,387	560,881	23,068	1,405,950
Solomon Capital SP1-HK/US IPO	705,698	1,014,538	96,345	2,858,208

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Corporate Consultancy Services • We a ct as: x F inancial adviser to its clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the HKSE Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”) x I ndependent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong Type 6 (Corporate Finance) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 12 Corporate Consultancy Services Type 6 - Advising listed companies on the HKSE Listings Rules • We provide financial and independent financial advisory services for unlisted and listed companies that are looking for high - quality and value - added corporate finance advisory services at reasonable costs. Types Fees Advisory Fees The fee structure agreed with its clients varies depending on the nature of the engagement. Solomon JFZ’s typical remuneration provision is advisory fee, usually a fixed amount between HKD 200,000 to HKD 2,000,000. Corporate Finance Advisory Fee Structure First Corporate Consultancy Services Client Acquired in December 2021

Solomon Pro Trading Platform Customers can open and activate trading accounts through Solomon Pro which can be downloaded for free from iOS, Android and webpage . 20+ App version s Updates T rade Various Listed Financial Products (including but not limited to): □ Hong Kong Equity □ US Equity □ China A Shares □ ETFs □ Warrant □ Callable Bull/Bear Contracts 24/7 Hour Accessibility T+0 Trading See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 13

Securities Industry Online trading Online brokerage with social network function IPO and share financing Stable demand on IPO financing and share margin financing Corporate Finance HKEX’s new listing regime: 18B (SPAC) 18C (Specialist Technology Companies Asset management Continuous increase in the scale of AUM Market Trend See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 14 Source: SFC annual report, HKEx .

Market Growth 13,301 15,265 17,156 26,091 16,396 21,709 26,423 21,440 32,110 41,182 42,418 43,690 45,001 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022E 2023E 2024E 2012 - 2016 2016 - 2020 2020 - 2024E CAGR 5.37% 18.30% 8.80% HK$ Billion Total Turnover of Securities Market in Hong Kong See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 15 Growth Turnover Fund Raising Asset Management Source: HKEx .

Market Growth Growth Turnover Fund Raising Asset Management 90 169 233 269 195 129 288 314 400 331 99 150 220 215 210 710 853 295 453 256 140 347 442 198 160 250 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022E 2023E 2024E IPO Secondary Market HK$ Billion Fund Raised from IPO and Secondary Market from 2012 to 2024E See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 16 Source: HKEx .

Market Growth 15,631 14,526 17,630 21,324 23,045 25,350 28,502 31,448 1,242 1,094 1,300 1,543 1,536 1,690 2,084 2,276 638 827 1,110 1,171 1,307 1,438 1,583 1,727 2017 2018 2019 2020 2021 2022E 2023E 2024E Asset Magement and Fund Advisory Business of LC (including REITs) Asset Management Business of RI Asset Management Business of IC HK$ Billion Asset Management in Hong Kong 2017 - 2020 2020 - 2024E CAGR 11.14% 10.20% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 17 Growth Turnover Fund Raising Asset Management Source: Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021

0.45 11.00 8.75 314.48 0.11% 2.68% 2.13% 76.48% IPO sponsor fee IPO underwriting fee Secondary market fund raising fee Asset Management 2024E 45.91 11.17% Securities brokerage income 30.58 7.44% Margin interest income HK$ billion % Market Capacity 18 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Source: HKEx , Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021

Management Team See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 19 • CEO and Director since June 2022; Director of Solomon JFZ since July 2019; Responsible Officer since Sept. 2019 • 13+ years of experience in the securities brokerage industry • Worked at Bright Smart Securities, Sun Hung Kai Investment Services, and Zhongtai International Securities Limited • Bachelor of Business Administration, City University of Hong Kong (2008) • Chartered member of CFA Institute and The Chartered Institute for Securities & Investment, UK Mr. Shing Tak Tam Chief Executive Officer and Director CFA Ms. Lili Liu Chief Financial Officer • CFO at Solowin since June 2022; CFO at Solomon JFZ since Nov. 2021 • Risk Manager and Internal Audit Manager at Shenzhen Huihua Jincheng Asset Management Co., Ltd (2017 – 2019) • CFO at Henan Guangyuan landscape Co., Ltd, overseeing financial management and internal control (2011 - 2016) • Master's degree in Economics from the University of International Business and Economics (2007); second master's degree in Financial Engineering from City University of Hong Kong (2021) Mr. Tze Bun Cheng Chief Operation Officer • Operation Director at Solomon JFZ since Dec. 2019; Chief Operating Officer at Solowin since June 2022 • 10+ years of experience in the securities brokerage and investment industry, focused on financial services and management • Former RO since 2016 in firms like Grand China Securities, Riche Bright Securities, and DA International Financial Services • Master's degree in Accounting & Finance from Kingston University (2009) Mr. Pong Ming Ting Director of Solomon JFZ MBA, FCPA, FCCA • 25+ years of accounting and corporate finance experience • Licensed Responsible Officer for Type 6 regulated activity under HK’s Securities and Futures Ordinance • Former Senior VP at JS Capital Limited (2019 - 2020) and Changjiang Corporate Finance Limited (2016 - 2018) • B.Sc. from University of Hong Kong; Second B.Sc. In law from Tsing Hua University • MBA from University of Strathclyde (1997) • Fellow of the Association of Chartered Certified Accountants (UK) and Hong Kong Institute of Certified Public Accountants

Board of Directors * Appointment of each independent director appointee will become effective upon the SEC’s declaration of effectiveness of the Registration Statement. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 20 Mr. Ling Ngai Lok Chairman • Director of Solowin from July 2021 to June 2022; Director of Solomon JFZ since Jan. 2019 • Re - appointed as Director on Nov. 28, 2022, and became Chairman of Solowin on Nov. 29, 2022 • General Partner in Grow World LPF since Feb. 2021 and Grow World II LPF since March 2021 • Fund Director in Solomon Capital Fund SPC since March 2019, overseeing fund operations and performance evaluation • Expertise in Finance, Fund Management, Capital Market, and fund - raising, contributing to Solomon's capital growth • CEO and Director since June 2022; Director of Solomon JFZ since July 2019; Responsible Officer since Sept. 2019 • 13+ years of experience in the securities brokerage • Worked at Bright Smart Securities, Sun Hung Kai Investment Services, and Zhongtai International Securities Limited • Bachelor of Business Administration, City University of Hong Kong (2008) • Chartered member of CFA Institute and The Chartered Institute for Securities & Investment, UK Mr. Shing Tak Tam Chief Executive Officer Director Wing Yan Ho Independent Director Appointee* Cha Hwa Chong Independent Director Appointee* Ho Kuen Tam Independent Director Appointee* • Corporate governance expertise in advising listed companies on restructuring, financing, and director development • Associate Member of The Hong Kong Chartered Governance Institute (HKCGI) and The Chartered Governance Institute, with a Practitioner's Endorsement from HKCGI • Director at BMI Listed Corporate Services Limited, overseeing company secretarial and administrative services • Master's Degree in Corporate Governance from The Open University of Hong Kong • 20+ years of accounting and finance experience in Hong Kong and Southern Asia, serving private and public companies • Independent Non - Executive Director at China Beidahuang Industry Group Holdings Limited (000039.HK) since Dec 2018 • Former Director at Sino Energy International Holdings Group Limited (01096.HK) from Mar. 2021 to Oct. 2022 • Former Executive Director at Aurum Pacific (China) Group Limited (08148.HK) from Oct. 2020 to Apr. 2021 • Fellow member of the Association of Chartered Certified Accountants • Bachelor's degree in Management from the University of Science, Malaysia • 20+ years of experience in the Hong Kong financial industry • Led 50+ projects in capital market transactions • Managed significant mid - size IPOs, including Zijin Mining Group Ltd (02899.HK) and China Datang Corp Renewable Power Co Ltd (01798.HK) • Held senior positions at CITIC Securities International, Essence International Securities, and China Everbright Securities • Former Head of Brokerage at Global Inheritance Asset Management Limited • Chartered Financial Analyst (CFA) with a Bachelor's degree in Finance from City University of Hong Kong

01 02 03 04 Grow client base and enhance brand through user community and social engagement functions Strengthen technological infrastructure Attract and build strong team of key talent Broaden financial services by expanding its product offering Customer Expert Product System Growth Strategies See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 21

FY2021 FY2023 • Securities - related Services • Securities - related Services • Investment Advisory Services • Asset Management Services • Corporate Consultancy Services Operational Highlights See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Fiscal year ended March 31 22 Increasingly Diversified Businesses One Primary S ervice (FY 2021) >>> four Business Segments (FY 2023) As of March 31, 2023, the AUM managed by Solomon JFZ is $14,424,000 in total, an increase of $7,044,000, or 95% as compared t o $ 7,380,000 as of March 31, 2022. Asset Management Client Base CAGR 320% Client Base Increasement from FY 2020 to FY 2023 20 , 000 + users (including 15 , 400 + clients who have opened trading accounts with Solomon JFZ , and 1 , 500 + active clients, which are clients who are registered and have assets in their trading accounts) as of March 31 , 2023 AS of March 31, 2022 AS of March 31, 2023 Growth Rate Solomon Capital SP1 - HK/US IPO 1,014,538 2,858,208 181.7% Solomon Capital SP2 - HK/US stock 560,881 1,405,950 150.7% Blue Tulip Capital SP - US stock quantitative investment 3,595,482 3,552,876 - 1.2% Grow World LPF - Pre - IPO/IPO investment 1,614,557 1,050,869 - 34.9% Solomon Capital SP9 - Equity investment 594,381 5,555,884 834.7% AUM 7,379,839 14,423,787 95.4%

Financial Highlights See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 23 68% 14% 22% 56% 10% 9% 21% FY2022 FY2023 Asset management services segment Investment advisory services segment Increasing Revenue Diversified Revenue 2,195 598 728 2,515 333 389 951 FY2022 FY2023 Corporate consultancy services segment Asset management services segment ($ in 000) 3,256 4,453 Fiscal year ended March 31

(1,176) 1,288 Financial Highlights (979) 1,349 Net Income (Loss) ($ in 000) Income (Loss) from Operations ($ in 000) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Fiscal year ended March 31 24 FY2022 FY2023 FY2022 FY2023

Contact Underwriter: EF Hutton, division of Benchmark Investments, LLC Email: syndicate@efhuttongroup.com Tel: +1 - 212 - 404 - 7002 Address: 590 Madison Avenue, 39th Floor New York, NY 10022 USA Email: ir@solomonwin.com.hk Tel: +852 - 3428 - 3893 Address: Room 1910 - 1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui , Kowloon, Hong Kong Issuer: Solowin Holdings

Appendix - Corporate Structure

SOLOWIN



Xiaohang Zhang
Ling Ngai Lok
Xue Yao
100%
100%
100%
Vulcan Worldwide Holdings Limited (BVI)
Gemini Asia Holdings Limited (BVI)
FORTUNE DYNASTY GLOBAL LIMITED (Seychelles)
IPO Investors
Holding 33%/27.3%*
Holding 34%/28.2%*
Holding 33%/27.3%*
Holding 0%/17.2%*
SOLOWIN HOLDINGS (Cayman Islands)
Holding 100%
Solomon JFZ (Asia) Holdings Limited (Hong Kong SAR)
Operating Entity

*Pre-IPO/ Post-IPO beneficial ownership, assuming 2.5 million Ordinary Shares issued in this offering
See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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